UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70676

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rondeivu Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

354 Pequot Avenue
(No. and Street)

Southport	CT	06890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ashmore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rondeivu Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINA VOLPACCHIO
Notary Public
Connecticut
My Commission Expires Feb 28, 2026

Notary Public

Signature: Mike Ashmore

Title:
CEO 03/21/25

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Rondeivu Securities LLC

Financial Statements and Supplemental Information
with Reports of Independent Registered Public Accounting Firm
For the year ended December 31, 2024

Rondeivu Securities LLC
354 Pequot Avenue
Southport, CT 06890

Rondeivu Securities LLC
TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rondeivu Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rondeivu Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rondeivu Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Rondeivu Securities, LLC's management. Our responsibility is to express an opinion on Rondeivu Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rondeivu Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Rondeivu Securities, LLC's financial statements. The supplemental information is the responsibility of Rondeivu Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CROPPER ACCOUNTANCY COPROATION
Walnut Creek, California
March 21, 2025

Rondeivu Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

Assets		
Cash	$	46,589
Prepaid expenses		3,556
Total assets	$	50,145
Liabilities and equity		
Liabilities		
Accounts payable		11,084
Accrued liabilities		153
Total liabilities	$	11,237
Equity		
Total equity	$	38,908
Total liabilities and equity	$	50,145

Rondeivu Securities LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

January - December 2024

		Total
Income		
Retainer Fee		165,709
Total Income	$	165,709
Expenses		
Compensation Expenses	$	137,131
Fees Paid to Affiliate Service Providers		50,000
General, Administrative, Regulatory and Miscellaneous		
Technology, data and communication costs		10,686
Occupancy and equipment expenses		4,800
Regulatory Fees		6,324
Professional Service Fees		74,184
Losses in error accounts and bad debts		50,000
Total General, Administrative, Regulatory and Miscellaneous		145,994
Total Expenses		333,125
Net Loss	$	(167,414)

Rondeivu Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2024

Equity as on January 1, 2024	$	45,720
Prior period adjustment	$	4,838
Equity as on January 1, 2024, restated	$	50,558
Contributions		155,764
Net loss		(167,414)
Equity as on December 31, 2024	$	38,908

Rondeivu Securities LLC
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Loss	$	(167,414)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		4,838
Prepaid expenses		(694)
Accounts Payable		(51,852)
Accrued Liabilities		153
Net cash used by operating activities	$	(214,969)
FINANCING ACTIVITIES		
Member Investments:Rondeivu BD Expenses Contributions		155,764
Net cash provided by financing activities	$	155,764
Net decrease in cash for period		(59,205)
Cash at beginning of period		105,794
Cash at end of period	$	46,589

Rondeivu Securities LLC
Notes to the Financial Statements
For the year ended December 31, 2024

---

1. Nature of Activities

Rondeivu Securities LLC (the "Company") is a broker-dealer and registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") on April 4, 2023. The Company was organized under the laws of the State of Connecticut on March 18, 2022. The Company is 100% owned by Rondeivu Inc. (the 'Parent'), and operates in Southport, Connecticut. As a securities broker-dealer, the Company provides services related to the private placements of securities for customers.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. For the year ending December 31, 2024, the Company maintained two banks accounts and has no investments in securities. At December 31, 2024, the Company's cash did not exceed the Federal Deposit Insurance Company's limit of $250,000.00 per financial institution.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to examinations by major tax jurisdictions since inception.

Rondeivu Securities LLC
Notes to the Financial Statements
For the year ended December 31, 2024

---

2. Summary of Significant Accounting Policies (continued)

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment.

The Company operates as a single reportable segment, focusing on broker dealer activities, mainly trading registered and unregistered securities. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). The Company has identified the Chief Executive Officer as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

3. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. In the case of the Company, the promised good or service is access to the Rondeivu platform that facilitates private market transactions. The services that are provided with access to the platform, include legal tech and oversight, regulatory KYC and AML processes, streamlined information sharing, syndication, closing, and capital call services. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility, investment trends, or the judgment and actions of third parties.

Placement Agent Fees and Commissions
Company revenue consists of retainer fees and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services by using the Rondeivu platform. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones. For the period ended December 31, 2024, 100% of revenue were retainer fees paid by two customers.

Rondeivu Securities LLC
Notes to the Financial Statements
For the year ended December 31, 2024

3. Revenue from Contracts with Customers (continued)

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 and $0 as of December 31, 2023 and December 31, 2024, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to commissions earned for capital raised for private placements on a best-efforts basis. Deferred revenue was $0 and $0 as of December 31, 2023, and December 31, 2024, respectively.

4. Related Party Transactions

The Company has an expense sharing agreement with the Parent that requires the Company to be responsible for reimbursement to the Parent for any expenses that were a direct obligation of the broker-dealer. Under this agreement the Parent also provides administrative services, office facilities and salaries for persons associated with the Broker-Dealer who are employees of the Parent. For the year ended December 31, 2024, a total of $152,616 in expenses were reimbursed by the Broker Dealer to the Parent.

During 2024, the Parent and Company agreed to convert payables due to the Parent from the Company to additional paid-in-capital in lieu of repayment. Total debt forgiveness capital contributions during the year ended December 31, 2024 was $155,764.

Expenses were recorded on the Statement of Operations. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

On October 1, 2023, the Company entered into revised a Platform License Agreement with the Parent for use of the SaaS platform owned by the Parent that enables the Company to provide the services related to the private placements of securities. Expenses related to license fees with the Parent totaled $50,000 as of December 31, 2024.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain net capital of not less that $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. As of December 31, 2024, the Company's net capital was $35,199, excess net capital was $30,199, and the ratio of aggregate indebtedness to net capital was 0.32.

6. Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional material subsequent events to disclose or recognize.

Rondeivu Securities LLC
Notes to the Financial Statements
For the year ended December 31, 2024

7.   **Commitments and Contingencies**

As of December 31, 2024, the Company had no material commitments or contingencies to report.

8.   **Management Plan**

During the year ended December 31, 2024, the Company incurred a net loss. The Parent has the intent to fund the Company over the next 12 months as needed. During the year ended December 31, 2024, the Parent contributed $155,764 in the form of debt forgiveness.

Rondeivu Securities LLC

Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2024

Total assets		50,145
Less total liabilities		11,237
Equity		$ 38,908
Less nonallowable assets		3,709
Tentative net capital		35,199
Less haircuts		0
Net capital		35,199
(i) Minimum dollar net capital requirement	$ 5,000	
(ii) Aggreagte indebtedness divided by 15	$ 749	
[Greater of (i) and (ii)]		5,000
Less - minimum required net capital		5,000
Excess net capital		30,199
Ratio of aggregate indebtedness to net capital		0.32

There are no material differences between the computation of net capital
presented above and the computation of net capital reported in the
Company's Form X-17A-5 filed as filed on March 20, 2025.

Rondeivu Securities LLC

Schedule II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2024

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not affect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.



Rondeivu Securities LLC
354 Pequot Avenue
Southport, CT 06890

Rondeivu Securities LLC

EXEMPTION REPORT

December 31, 2024

Rondeivu Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

I. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

II. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: private placements of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, **Michael Ashmore**, swear and affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

Mike Ashmore

CEO, Rondeivu Securities LLC
March 21, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rondeivu Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (I) Rondeivu Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (II) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rondeivu Securities, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rondeivu Securities, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 21, 2025